Filed Pursuant to Rule 424(b)(2)

File No. 333-159736

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series I Fixed Rate Notes	$2,000,000,000	$229,200

(1)

The total filing fee of $229,200 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

Pricing Supplement No. 8 dated February 8, 2012

(to Prospectus Supplement dated August 14, 2009

and Prospectus dated June 4, 2009)

WELLS FARGO & COMPANY

Medium-Term Notes, Series I

Fixed Rate Notes

Aggregate Principal Amount Offered:	$2,000,000,000

Trade Date:	February 8, 2012

Original Issue Date (T+5):	February 15, 2012

Stated Maturity Date:	February 13, 2015

Interest Rate:	1.25%

Interest Payment Dates:	Each February 13 and August 13, commencing August 13, 2012, and at maturity

Price to Public (Issue Price):	99.716%, plus accrued interest, if any, from February 15, 2012

Agent Discount (Gross Spread):	0.25%

All-in Price (Net of Agent Discount):	99.466%, plus accrued interest, if any, from February 15, 2012

Net Proceeds:	$1,989,320,000

Benchmark:	UST 0.25% due January 15, 2015

Benchmark Yield:	0.347%

Spread to Benchmark:	+100 basis points

Re-Offer Yield:	1.347%

Listing:	None

Certain U.S. Federal Income Tax Consequences:	For taxable years beginning after December 31, 2012, a United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from Medicare tax, will be subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income will generally include its interest income and net gain from the disposition of the notes, unless such interest income and net gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income may, however, be reduced by properly allocable deductions to such income. United States holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains from the notes.

Additional tax considerations are discussed under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus.

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC

Agents (Senior Co-Managers):	Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Agents (Junior Co-Managers):	Barclays Capital Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
Lebenthal & Co., LLC
Lloyds Securities Inc.
Loop Capital Markets LLC
Muriel Siebert & Co., Inc.
National Bank of Canada Financial Inc.
Natixis Securities Americas LLC
RBC Capital Markets, LLC
Samuel A. Ramirez & Company, Inc.
Santander Investment Securities Inc.
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
UBS Securities LLC

Plan of Distribution:	On February 8, 2012, Wells Fargo & Company agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 99.466%. The purchase price equals the issue price of 99.716% less an underwriting discount of 0.25% of the principal amount of the notes.

CUSIP:	94974BFA3

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